ENDEAVOUR SILVER CORP.

Voting Results for Annual General Meeting of Shareholders
of Endeavour Silver Corp. (the “Company”)
Held on May 3, 2017 (the “Meeting”)

To:	All Applicable Securities Commissions

The following matters were put to vote at the Meeting and, pursuant to National Instrument 51-102, the report on the voting results is as follows:

Shares represented at the Meeting	76,177,337
Total outstanding Shares as at Record Date	127,108,264
Total % of Shares Voted	59.93%

MATTERS VOTED UPON		VOTING RESULTS
1.	Election of Directors	Votes by Ballot in Favour	Votes by Ballot Withheld

To elect the following nominees as directors of the Company until the Company’s next Annual General Meeting or until their successors are duly elected or appointed:

	Ricardo M. Campoy	41,118,968 (98.68%)	549,953 (1.32%)
	Bradford J. Cooke	41,052,937 (98.52%)	615,984 (1.48%)
	Geoffrey A. Handley	40,245,923 (96.58%)	1,422,998 (3.42%)
	Rex J. McLennan	40,264,678 (96.63%)	1,404,243 (3.37%)
	Kenneth Pickering	41,072,391 (98.57%)	596,530 (1.43%)
	Mario D. Szotlender	19,923,835 (47.81%)	21,745,086 (52.19%)
	Godfrey J. Walton	41,113,317 (98.67%)	555,604 (1.33%)
Outcome: Each of the seven nominees proposed by management was elected as a director of the Company.

2.	Appointment of Auditor and fixing of Auditor’s Remuneration	Vote by show of hands

To appoint KPMG LLP as auditor of the Company for the ensuing year and to authorize the Board of Directors to fix the auditor’s remuneration

Outcome: KPMG LLP was appointed auditor of the Company until the Company’s next Annual General Meeting and the directors of the Company were authorized to fix the auditor’s remuneration.